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Exhibit 23.3

CONSENT OF INDEPENDENT ACCOUNTANTS

     The Board of Directors of
Turkcell Iletisim IIizmetleri Anonim Sirketi

We consent to the inclusion in the registration statement on Form F-3 of Sonera Corporation of our report dated April 26, 2001, except Notes 2 and 28 which are as of May 29, 2001, with respect to the consolidated balance sheets of Turkcell Iletisim IIizmetleri Anonim Sirketi and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000, annual report on Form 20-F of Turkcell. Our report with respect thereto included explanatory paragraphs stating: that the Company's current liabilities at December 31, 2000 exceeded current assets by approximately US dollar 55.8 million and that as of and for the three month period ended March 31, 2001, the Company is in breach of one of the convenants contained in the Company's 1998 and 1999 bank facilities, which may raise substantial doubt about the Company's ability to continue as a going concern, and that an uncertainty exists relating to the significant economic difficulties that have emerged in Turkey during the year 2000 and subsequent to December 31, 2000, and that the Company's consolidated financial statements referred to above do not include any adjustments that might result from the outcome of these uncertainties is also included in that registration statement.

KPMG Cevdet Suner Denetim
ve Yeminli Mali Mosavirlik A.S.

November 8, 2001
Istanbul, Turkey

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CONSENT OF INDEPENDENT ACCOUNTANTS